SECURITIES AND EXCHANGE COMMISSION

                                               Washington, D.C. 20549


                                                      FORM 6-K

                                              REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended     March 31, 2001
                      -----------------------------------------------------

                             ICTS International N.V.
----------------------------------------------------------------------------

                 (Transition of registrant's name into English)

           Biesbosch 225, 1181 JC 1185 ZH Amstelveen, The Netherlands
------------------------------------------------------------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
               Form 20-F   x                               Form 40-F
                -----                                      ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X
                   -------

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]



                                    CONDENSED CONSOLIDATED BALANCE SHEET
                                            (US $ in thousands)

                                                                                  December 31         March 31
                                                                                     2000              2001
                                                                                ---------------------------------
                                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.......................................................$6,306          $32,434
     Short-term Investments...........................................................5,880            5,618
     Accounts receivable.............................................................30,331           30,214
     Other current assets.............................................................6,335            7,199
                                                                         ------------------------------------
          Total current assets                                                       48,852           75,465
INVESTMENTS:
     Investment in affiliates.........................................................1,969            1,548
     Deferred income taxes............................................................3,168            2,502
     Other investment ................................................................7,313            7,830
                                                                         ------------------------------------
                                                                                     12,450           11,880

MINORITY INTEREST                                                                        63

PROPERTY AND EQUIPMENT:
     Cost.............................................................................6,046            5,822
     Less- accumulated depreciation...................................................2,622            2,629
                                                                         ------------------------------------
                                                                                      3,424            3,193
GOODWILL, net of accumulated amortization of $ 2,472 in 2001
     and $ 3,091 in 2000.............................................................12,759           13,921
   OTHER ASSETS AND DEFERRED CHARGES................................                    227              232
                                                                         ------------------------------------
                                                                                     12,986           14,153
                                                                         ------------------------------------
          Total assets...............................................................77,775          104,691
                                                                         ====================================


                  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank debt............................................................$3,237           $2,708
     Current maturities of long-term debt.............................................8,200              153
     Account payable-trade............................................................3,123            3,539
     Accrued expenses and other liabilities..........................................21,065           26,614
                                                                         ------------------------------------
          Total current liabilities..................................................35,625           33,014

DEFERRED TAXES .........................................................................283                4
ACCRUED SEVERANCE PAY...........................................................      1,571            1,626
LONG-TERM DEBT, net of current maturities...................................         12,821           11,603
                                                                         ------------------------------------
          Total long-term liabilities................................................14,675           13,233
                                                                         ------------------------------------

MINORITY INTEREST                                                                         -            3,204

SHAREHOLDERS' EQUITY Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized; 6,571,480 and 6,571,480
        outstanding shares in 2001 and 2000 respectively.......................       3,565            3,565
     Additional paid-in capital......................................................19,102           19,102
     Retained earnings...............................................................15,685           48,247
     Cumulative translation adjustments                                              (9,102)         (13,767)
                                                                         ------------------------------------
                                                                                     29,250           57,147
     Treasury stock 341,513 and 322,611 common shares,
     at cost, in 2001 and 2000 respectively                                          (1,775)          (1,907)
                                                                         ------------------------------------
                                                                                     27,475           55,240
                                                                         ------------------------------------
          Total liabilities and shareholders' equity................................$77,775         $104,691
                                                                         ====================================


                              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            (US $ in thousands, except share and per share data)

                                                                                Three months ended
                                                                         March 31, 2000     March 31, 2001


Revenues                                                                          $33,964            $43,697
Cost of revenues                                                                   30,064             39,839
                                                                       --------------------------------------
Gross profit                                                                        3,900              3,858
    Amortization of goodwill                                                          588                225
    Selling, general and administrative expenses:
         Bonuses related to sale of European operations                                                4,140
         other                                                                      3,085              3,192
                                                                       --------------------------------------
Operating income                                                                      227             (3,699)
Interest income                                                                       166                435
Interest expense                                                                     (359)              (598)
Exchange rate differences                                                             567              4,022
Other income (expense), net                                                         6,653             34,493
                                                                       --------------------------------------
Income before income taxes and equity in results of affiliates                      7,254             34,653
Income taxes                                                                       (2,973)            (2,071)
                                                                       --------------------------------------
Income before equity in results of affiliates                                       4,281             32,582
Minority Interest                                                                      66               (236)
Equity in results of affiliates, net                                                    2                216
                                                                       --------------------------------------
Net income                                                                          4,349             32,562
                                                                       ======================================
Other comprehensive income (loss):
   Translation adjustments                                                          2,076             (4,062)
   Unrealized losses on marketable securities                                         486               (603)
                                                                       --------------------------------------
Other comprehensive income (loss)                                                   2,562             (4,665)
                                                                       --------------------------------------
Comprehensive income                                                                6,911             27,897
                                                                       ======================================
Earning per Common Share - basic                                                     0.70               5.23
                                                                       ======================================
Earning per Common Share - assuming dilution                                         0.69               5.19
                                                                       ======================================

Weighted average of common shares
      Outstanding                                                               6,247,536          6,227,967
      Diluted                                                                   6,275,144          6,278,369

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (US $ in thousands)

                                                                                                Three months ended
                                                                                          March 31, 2000   March 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES
           Net income for the period                                                               $4,349          $32,562
Adjustments to reconcile net income to net cash
              provided by operating activities:
           Depreciation and amortization                                                              771              488
           Deferred income taxes                                                                      680             (404)
           Increase in accrued severance pay                                                           59              130
           loss (Gain) on sale of equipment                                                            (2)              12
           Impairment of fix assets                                                                                    143
           Realized gain on marketable securities and interest and exchange rate income
             on short-term loans and other investments                                             (6,415)             794
           Realized gain on sale of 45% of European operations                                          -          (34,353)
           Exchange rate on long term borrowing                                                       234                -
           Minority Interest                                                                          (66)             236
           Equity in results of affiliates                                                             (2)            (216)
Changes in assets and liabilities:
           Accounts receivable                                                                      1,439             (572)
           Other current assets                                                                      (259)          (1,135)
           Accounts payable                                                                          (262)             561
           Accrued expenses and other liabilities                                                   3,596            6,038
                                                                                          ---------------------------------
Net cash provided by operating activities                                                           4,122            4,284
CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchase of time deposits and marketable securities.......................................(802)          (5,042)
           Proceeds from sale of short-term investments.............................................4,584            4,202
           Other investments                                                                       (1,325)            (875)
           Purchase of equipment                                                                     (124)            (465)
           Acquisition net of cash acquired (divestitures, net of cash sold) (a)                      480                -
           Proceeds from sale of 45% of European operations, net                                                    38,420
           Acquisition of 20% of consolidated company                                                               (1,900)
           Collection on long-term  receivable                                                          -               30
           Proceeds from sale of equipment                                                             99              180
           Increase in other assets                                                                    11                -
                                                                                          ---------------------------------
           Net cash provided by (used in) investing activities                                      2,923           34,550
CASH FLOWS FROM FINANCING ACTIVITIES:
           Stock option exercise                                                                       13                -
           Repurchases of common stock                                                                  -             (132)
           Proceeds from long-term borrowings                                                           7            9,154
           Payments on long-term borrowings                                                        (2,477)         (18,061)
           Increase (decrease) in net borrowings under short-term bank facilities                    (796)            (367)
                                                                                          ---------------------------------
           Net cash provided by financing activities                                               (3,253)          (9,406)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
           CASH EQUIVALENTS                                                                        (1,519)          (3,300)
                                                                                          ---------------------------------
Increase (decrease) in cash and cash equivalents                                                    2,273           26,128
                                                                                          ---------------------------------
Balance of cash and cash equivalents at beginning of period                                         6,795           $6,306
                                                                                          ---------------------------------
Balance of cash and cash equivalents at end of period                                              $9,068          $32,434
                                                                                          =================================
                                                                                                                        (0)

          (Acquisition net of cash acquired (divestitures, net of cash sold) (a)
           Assets and liabilities of a subsidiary at date of acquisition:
                 Working capital, excluding cash and cash equivalents                                 503                -
                 Property, equipment, investments and other assets                                    (91)               -
                                                                                                      412                -
           Minority Interest                                                                           68                -
           Proceeds of sale 45 percent of European Operations                                           -
           Related cost                                                                                 -
                                                                                          ---------------------------------
           Cash sold and cash paid for acquisitions, net of cash acquired                             480                -
                                                                                          =================================

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               (US $ in thousands)

                                                                                      Accumulated
                                        Share capital         Additional                 other
                                   -------------------------   Paid in                comprehensive
                                       Common                  Capital     Retained   income (loss)      Treasury
                                       shares         Amount               Earnings                        stock         Total
                                   -------------------------  -----------------------------------------------------------------
Balance at December 31, 1998.........6,360,080 $      3,564 $    19,090 $   12,435 $         (2,968)$     (1,222)$      30,899
                                                                                                                   ------------
Changes during 1999:
Common stock repurchased............  (113,211)                                                             (553)         (553)
Comprehensive Income:
Net income......................................                             2,330                                       2,330
Other comprehensive income:
Translation adjustments...............                                                       (4,262)                    (4,262)
Unrealized losses on marketable securities..                                                   (128)                      (128)
                                                                                                                   ------------
Comprehensive Income                                                                                                    (2,060)
                                   ------------  -----------  ----------  ---------  ---------------  -----------  ------------
Balance at December 31, 1999.........6,246,869 $      3,564 $    19,090 $   14,765 $         (7,358)$     (1,775)$      28,286
Changes during 2000:
Stock options exercised..................2,000            1          12                                                     13
Excess of cost over equity acquired                                           (164)                                       (164)
Comprehensive Income:
Net income......................................                             1,084                                       1,084
Other comprehensive income:
Translation adjustments...............                                                       (2,471)                    (2,471)
Unrealized losses on marketable securities..                                                    727                        727
                                                                                                                   ------------
Comprehensive Income                                                                                                      (660)
                                   ------------  -----------  ----------  ---------  ---------------  -----------  ------------
Balance at December 31, 2000 ........6,248,869 $      3,565 $    19,102 $   15,685 $         (9,102)$     (1,775)$      27,475
Changes during 2001:
Common stock repurchased............   (18,902)                                                             (132)         (132)
Excess of cost over equity acquired                                                                                          -
Comprehensive Income:
Net income......................................                            32,562                                      32,562
Other comprehensive income:
Translation adjustments...............                                                       (4,062)                    (4,062)
Unrealized losses on marketable securities..                                                   (603)                      (603)
                                                                                                                   ------------
Comprehensive Income                                                                                                    27,897
                                   ------------  -----------  ----------  ---------  ---------------  -----------  ------------
Balance at March 31, 2001 ...........6,229,967 $      3,565 $    19,102 $   48,247 $        -13,767 $     -1,907 $      55,240
                                   ============  ===========  ==========  =========  ===============  ===========  ============




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date : May 29, 2001                 By :    /s/ Lior Zouker
                                    Name :      Lior Zouker
                                    Title:      Chief Executive Officer